UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11350

CTO Realty Growth, Inc.1

(Exact name of registrant as specified in its charter)

1140 N. Williamson Blvd., Suite 140, Daytona Beach, Florida 32114 (386) 274-2202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

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On January 29, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of September 3, 2020 (the “Merger Agreement”), by and between CTO Realty Growth, Inc., a Florida corporation (the “Predecessor Registrant”), and CTO NEWCO REIT, Inc., a Maryland corporation and a direct, wholly owned subsidiary of the Predecessor Registrant (the “Successor Registrant”), the Predecessor Registrant merged with and into the Successor Registrant, with the Successor Registrant continuing as the surviving corporation (the “Merger”). Following the Merger, the Successor Registrant changed its name to “CTO Realty Growth, Inc.” At the effective time of the Merger, pursuant to the Merger Agreement, each outstanding share of the Predecessor Registrant’s common stock, par value $1.00 per share (the “Predecessor Common Stock”), was automatically converted into one share of the Successor Registrant’s common stock, par value $0.01 per share (the “Successor Common Stock”). Pursuant to this Form 15, the Successor Registrant, as the successor issuer to the Predecessor Registrant, is terminating the registration of the Predecessor Common Stock and suspending the Predecessor Registrant’s duty to file reports. The Successor Common Stock, including the Successor Registrant’s duty to file reports with respect thereto, is not affected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, CTO Realty Growth, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CTO Realty Growth, Inc.

Date: February 12, 2021	By:	/s/ Matthew M. Partridge
Matthew M. Partridge
Senior Vice President, Chief Financial Officer and Treasurer

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